FLUSHING FINANCIAL CORPORATION

220 RXR Plaza,

Uniondale, New York 11556

(718) 961-5400

May 18, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Flushing Financial Corporation.

Form S-3 (File No. 333-217000)

Originally Filed March 29, 2017

Ladies and Gentlemen:

On behalf of Flushing Financial Corporation (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, request is hereby made that the effectiveness of the above-captioned Registration Statement be accelerated to 4:30 p.m. on May 22, 2017 or as soon thereafter as practical.

The Company hereby acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FLUSHING FINANCIAL CORPORATION

By:      /s/ Susan K. Cullen

Name: Susan K. Cullen

Title: Chief Financial Officer